UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

## FORM 8-K

## CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

**January 31, 2007**
Date of earliest event reported

**LOGIC Devices Incorporated**
(Exact name of registrant as specified in its charter)

**0-17187**
Commission File Number

| **California** | **94-2893789** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

**395 West Java Drive, Sunnyvale, California 94089**
(Address of principal executive offices)
(Zip Code)

**(408) 542-5400**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02    Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On January 31, 2007, Mr. Albert Morrison Jr. indicated his decision to not stand for re-election at LOGIC Devices Incorporated's upcoming Annual Shareholder Meeting. The director has not expressed any disagreement with our operations, policies or practices.

LOGIC Devices Incorporated would like to thank Mr. Morrison for his many years of service.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

<table>
<tr><td></td><td>LOGIC Devices Incorporated<br>(Registrant)</td></tr>
<tr><td>Date:  February 1, 2007</td><td>By:  /s/ William J. Volz<br>William J. Volz<br>President and Chief Executive Officer</td></tr>
<tr><td>Date:  February 1, 2007</td><td>By:  /s/ Kimiko Milheim<br>Kimiko Milheim<br>Chief Financial Officer</td></tr>
</table>